SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2020

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the payment notice related to the Company’s Fixed Rate Series I Notes in a principal amount of USD 3,060,519.00, due 2023.

Irsa Inversiones y Representaciones Sociedad Anónima (IRSA) informs that on November 16, 2020, will start the payment of the sixth installment of interests related to its Series I Notes issued on May 15, 2019.

Payment Agent:	Caja de Valores S.A.
Date of effective payment:	November 16, 2020
Number of service to be paid:	Sixth installment of interests.
Period comprised by the payment:	August 15, 2020 / November 15, 2020
Concept of payment:	Interests (100%).
Payment Currency:	USD (United States Dollar).
Capital Outstanding (Original capital outstanding: USD 181,518,707 - On November 12, 2020 a material fact related to the cancellation of Nominal Value USD 178,458,188 was published):	USD 3,060,519.00
Annual Nominal Interest:	10.00%
Interest being paid (on the nominal value that entered the Exchange):	2.5205479%
Amount of interest being paid:	USD 77,141.85

Interests will be paid through Caja de Valores S.A. to the people at whose name the Notes were registered as of November 13, 2020 in the registry held by the Register Agent.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

November 12, 2020	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets